Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-160018

American Express Credit Corporation
$1,500,000,000

2.375% Fixed Rate Senior Notes Due March 24, 2017

Terms and Conditions

Issuer:	American Express Credit Corporation
Security Type:	Medium Term Notes, Series D
Ranking:	Senior, Unsecured
Expected Ratings[1]:	Moody’s: A2 (Stable Outlook) Standard & Poor’s: BBB+ (Stable Outlook) Fitch: A+ (Stable Outlook)
Trade Date:	March 21, 2012
Settlement Date:	March 26, 2012 (T+3 days)
Maturity Date:	March 24, 2017
Aggregate Principal Amount:	$1,500,000,000
Benchmark Treasury:	0.875% due February 28, 2017
Benchmark Treasury Price and Yield:	98-24+; 1.133%
Re-offer Spread to Benchmark:	+130bps
Re-offer Yield:	2.433%
Coupon:	2.375%
Public Offering Price:	99.729%
Underwriters’ Commission:	0.350%
Net Proceeds:	$1,490,685,000 (before expenses)
Interest Payment Dates:	Interest on the notes is payable on the 24th of each March and September, beginning September 24, 2012. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day
Day Count:	30 / 360
Early Redemption:	The notes may not be redeemed prior to maturity
Listing:	The notes will not be listed on any exchange
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	0258M0DD8
ISIN:	US0258M0DD89
Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. RBS Securities Inc.
Co-Managers:	HSBC Securities (USA) Inc. Lloyds Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.
Junior Co-Managers:	CastleOak Securities, L.P. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Deutsche Bank Securities Inc. at 1-800-503-4611, or RBS Securities Inc. at 1-866-884-2071.

1 An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.